05038719

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Provident Private Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

652 West Sixth Street
(No. and Street)

Erie	PA	16507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Smith 814-455-7523
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

7900 Xerxes Avenue South, Suite 2400,	Minneapolis,	MN	55431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Provident Private Capital Partners, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Shirley Ann O'Baker, Notary Public
Millcreek Twp., Erie County
My Commission Expires Nov. 3, 2006
Pennsylvania

Shirley Ann O'Baker
Notary Public

Donald Smith
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

Erie, Pennsylvania

December 31, 2004 and 2003

FINANCIAL STATEMENTS

Including Independent Auditors' Report

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Provident Private Capital Partners, Inc.
Erie, Pennsylvania

We have audited the accompanying statements of financial condition of Provident Private Capital Partners, Inc. as of December 31, 2004 and 2003, and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Provident Private Capital Partners, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 19, 2005

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS

	2004	2003
CASH AND CASH EQUIVALENTS	$ 80,205	$ 27,277
COMMISSIONS RECEIVABLE	2,052	1,759
DUE FROM AFFILIATED COMPANY	-	33,643
PREPAID EXPENSES	3,451	3,029
TOTAL ASSETS	$ 85,708	$ 65,708

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
LIABILITIES		
Commissions payable	$ 177	$ 74
STOCKHOLDER'S EQUITY		
Common stock, $1 par value per share, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	24,777	24,777
Retained earnings	59,754	39,857
Total Stockholder's Equity	85,531	65,634
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 85,708	$ 65,708

See accompanying notes to financial statements.

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES		
Dealer commissions	$ 48,570	$ 27,983
Interest income	634	328
	49,204	28,311
EXPENSES		
Advertising	-	9,357
Capital stock tax	384	129
Commissions	13,570	3,023
Education and seminars	5,697	-
Licensing fees	4,184	2,413
Office supplies and postage	12	1,202
Legal and professional services	5,460	10,161
	29,307	26,285
NET INCOME	$ 19,897	$ 2,026

See accompanying notes to financial statements.

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2004 and 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, December 31, 2002	$ 1,000	$ 24,777	$ 52,831	$ 78,608
Distributions	-	-	(15,000)	(15,000)
2003 net income	-	-	2,026	2,026
BALANCES, December 31, 2003	1,000	24,777	39,857	65,634
2004 net income	-	-	19,897	19,897
BALANCES, December 31, 2004	$ 1,000	$ 24,777	$ 59,754	$ 85,531

See accompanying notes to financial statements.

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 19,897	$ 2,026
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(293)	11
Prepaid expenses	(422)	(2,129)
Commissions payable	103	(102)
Net Cash Flows from Operating Activities	19,285	(194)
CASH FLOWS FROM INVESTING ACTIVITIES		
Repayments from (loans to) affiliated company	33,643	(643)
Net Cash Flows from Investing Activities	33,643	(643)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholder	-	(15,000)
Net Cash Flows from Financing Activities	-	(15,000)
Net Change in Cash and Cash Equivalents	52,928	(15,837)
CASH AND CASH EQUIVALENTS - Beginning of Year	27,277	43,114
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 80,205	$ 27,277

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Provident Private Capital Partners, Inc. (the Company) was incorporated in Pennsylvania on September 15, 1997. The Company is a limited broker-dealer, dealing solely in private placements, mutual funds and variable annuities. The Company's principal source of revenue is through commissions received from various investment companies. The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers.

Cash and Cash Equivalents

The Company includes as cash equivalents certificates of deposit and all other investments with maturities of three months or less when purchased which are readily convertible into known amounts of cash. The Company maintains its cash in high quality financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts was considered necessary at December 31, 2004 and 2003.

Revenue Recognition

Commission revenue is recognized on the accrual basis as earned and expenses are recognized as incurred.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $0 and $9,357 for the years ended December 31, 2004 and 2003.

Income Taxes

The Company is an S Corporation and therefore not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the stockholder's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

At December 31, 2003, due from affiliated company consisted of a note receivable from a company owned 100% by the sole stockholder of the Company. This balance was non-interest bearing, unsecured and due on demand. During 2004, this note was repaid.

A majority of the customers of the Company are referred from Provident Wealth Management, Inc. (Provident). Provident is also owned 100% by the sole stockholder of the Company. The Company currently has no employees and all services and facilities are supplied by Provident.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2004 and 2003, the Company had net capital of $81,822 and $28,706, which was $76,822 and $23,706 in excess of its required net capital of $5,000. The Company's net capital ratio was .002 to 1 and .003 to 1 at December 31, 2004 and 2003.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2004 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 85,531
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	(3,451)
Net capital before haircuts on securities owned	82,080
Haircuts on securities positions	(258)
Net capital	$ 81,822

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 177

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 76,822
Excess net capital at 1,000 percent	$ 81,804
Ratio: Aggregate indebtedness to net capital	.002 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2004	$ 81,169
Net audit adjustments	653
Net capital per above	$ 81,822

Virchow Krause & company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors and Stockholder
Provident Private Capital Partners, Inc.
Erie, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedule of Provident Private Capital Partners, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 19, 2005